FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated October 28, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   October 28, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director



BRF Day 2011

José Antonio do Prado Fay - CEO - Leopoldo Saboya - CFO

The results of the third quarter 2011 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

On July 13 2011, the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions contained in the Performance Agreement -TCD, which was also signed on the same date. The documents with respect to this agreement are available in the website: www.brasilfoods.com/ir.

BRF

01 Company Profile



BRF - BRASIL FOODS

Mission



To be a part of people's **lives** by offering **tasty foods** with **high quality**, **innovation** and at **affordable prices** anywhere **in the world**.

Vision



To be one of the **leading food** companies in the **world**, **admired** for its **brands**, **innovation** and **results**, contributing to a **better** and **sustainable world**.

BRF AT A GLANCE

R$23 billion of net sales in 2010 (40% Exports)

Annual production of ~ **7 million** tons of food

Slaughter **6.7 million** heads of poultry/day and and **39,300** heads of pork + cattle/day

Responsible for **20% of the global** poultry trade

117,000 employees

68 industrial units

We are one of the largest and most profitable food companies in the world



MAIN BRANDS

BRF

Sadia | PERDIGÃO | batavo | Qualy Sadia | Elegê | CHESTER PERDIGÃO

Cotochés | Miss Daisy | OURO | Naturis | MEU MENU | Sadia HOT POCKET

Sadilar | Dobon | Turma da Mônica | BIO FIBRAS | Veg | Sadia

Perdix | Borella | AVIPAL | Sahtein | Speedy Pollo

DISTRIBUTION

We are a leader in the production of chilled and frozen food products



Largest client represents less than 4% of total net sales



Continual progress up the value chain



Our production and distribution network reaches 98% of the Brazilian territory as well as consumers in 140 countries



Footprint in 5 continents

SOLID STRUCTURE IN THE DOMESTIC MARKET

BRF



Mineiros - GO
Rio Verde - GO
Uberlândia - MG
Lucas - MT
Nova Mutum - MT
Bom Conselho - PE
Vit S. Antão - PE
Dourados - MS
Campos Novos - SC
Capinzal - SC
Toledo - PR
Dois Vizinhos - PR
Industrial units
Distribution centers

61 industrial units

STRONG POSITION IN GLOBAL MARKETS

BRF

Exports to more than **140** countries

7 industrial units

19 offices abroad

Own distribution in **7** countries



Oosterwolde - NDL
Wrexham - GBR
Dubai - UAE
(under construction)
Villa Mercedes - ARG
Importing countries
Industrial units
Commercial offices

02 Mid-Long Term Strategy



BRF 15
Strategic Planning



Continue process of developing high value-added portfolio





Move towards a global company model



Continuous progress in the value chain


BRAND

BRF 15
Strategic Way Forward

BRF

1st Phase 2010-2012	*2nd Phase 2013-2014*	*3rd Phase 2015*
Merger + Domestic Consolidation + International Expansion	***Multinational Culture + Advance towards Internationalization***	***World Class Company + Global Culture***



BRF 15
Pillars of the Strategy

BRF

Foundations

- Integrated business model
- Low-cost producer
- Global Competitor
- Operational Efficiency
- Scale and Scope
- Financial Discipline
- Experienced Managers
- Corporate Governance

Competitive Advantages

- Indisputable leadership in Brazil: Brands, Distribution and Manufacturing Footprint
- Diversified Portfolio
- Consistent International Presence
- Innovation and advanced technology
- Expansion Capacity
- Synergies

Growth Drivers

- Leadership in the Domestic Market
- Innovation
- Organic Growth
- Global Expansion
- Advance in the value chain (brand and distribution)

VALUE GENERATION



TARGET:
NET SALES OF R$
50 BI BY 2015
Positioning
BRF15
EV/Ebitda 2010 (x)
EBITDA Margin (%)
17.5
15.0
12.5
10.0
7.5
5.5
2.5
0.0%
5.0%
10.0%
15.0%
20.0%
Dean
Smithfield
Nestlé

Commodity ⟷ Branding

*Bubble size: Market Cap (US$ Bi)

Source: Bloomberg and Companies Financial Reports

DOMESTIC MARKET
MEAT BUSINESS



MEAT BUSINESS - DOMESTIC MARKET
Strategies

Consolidation of current domestic businesses


Sadia
MAX BURGER

Share-Value Focus


Sadia
NUGGETS
Crocante


Sadia

Increase penetration in categories with growth potential


OURO

Excellence in services


GRÃOS

Add new categories/ **Innovation**


HAMBURGUER

MEAT BUSINESS – DOMESTIC MARKET
Growth Potential

Penetration in the Categories



(%)
80
78
63
58
70
50
29
72
44
36
6
99
87
66
Sausage
Frankfurter
Ham
Bologna
Hamburguer
Breaded
Ready to eat + pizza
Yogurts
Petit
Fermented Milk
Desserts
Margarines
UHT Milk
Powdered Milk

Source: AC Nielsen

DOMESTIC MARKET
Execution of TCD (CADE)

2011 → Minimize Effects of the TCD on the Business in 2012 → Repositioning to achieve BRF 15

- ✓ Reposition the product categories to minimize impact
- ✓ Adjust brand reach for a long-term vision
- ✓ Adapt the sales teams' portfolio

DOMESTIC MARKET
Positioning of Brands

Before TCD



SADIA
PERDIGÃO
Vitality and Pleasure
Sociability
TASTE
Functional
To feel cared and protected

After TCD



SADIA
PERDIGÃO
Vitality and Pleasure
Sociability
TASTE
Functional
To feel cared and protected

DOMESTIC MARKET
DAIRY BUSINESS



DOMESTIC MARKET
DAIRY BUSINESS

- Brazil is the world's fifth largest milk producer
- 10% of global growth over the next five years will come from Brazil

Demand of R$ 26 billion (2010)



Refrigerated Products	Dry Line
Fermented Milk	UHT Milk
Petit suisse	Sauces
Butter	Powdered Milk
Cream Cheese	Soy-based Beverage
Cheeses	Dairy Cream
Functional yogurts	Condensed Milk
Regular yogurts	Milk Fudge
Soy yogurts	Flavored Drinks
Desserts	

batavo: Higher added value brand and with nationwide coverage

Elegê: Large volume brand with nationwide coverage

Cotochés: Added value regional brand

DAIRY BUSINESS - DOMESTIC MARKET
Strategic Positioning

BRF

Synergy with sales/ distribution

Profitability with a **lower capital requirements**

Dry line – scale in distribution

Brands as competitive advantage and added value portfolio

Improve financial performance

Capture of growth

Exploration of other potential catalysts

2011

2012 - 2013

2014 - 2015

CONSOLIDATE LEADERSHIP POSITION IN THE CHEESE SEGMENT

DOMESTIC MARKET
FOOD SERVICE



FOOD SERVICE
"One-stop shop"

BRF


Penetration of Categories in Food Service
98
89
83
82
78
77
75
74
73
73
73
72
71
69
61
56
55
49
48
46
45
44
41
41
39
38
36
36
24
14
14
11
10
6
2
Non-Alcoholic Beverages
Cooking Oils/Olive Oils
Tomato Ketchup
Mozzarella cheese
Mayonnaise
Sugar
Pork Sausage
Beef
Milk
Butter/Margarine
Flour
Poultry meat
Cold cuts
Mustard
Bacon
Rice
Beans
Pork
Other cheeses
Dairycream
Sauces
Pre-fried potato
Pastas
Processed cheese
Condensed milk
Proc. Prod. and sea food
Hamburguer
Frozen fruits and fruit pulp
Savory pastries
Frozen vegetables
Yogurt
Breaded items
Dessert portion
Dessert pies
Ready-to-eat-meals
Meat related
Non-meat related

BRF

Domestic Market

Drive the value chain evolving into a **"Complete and Integrated Solution"**

INTEGRATED SOLUTION

1. Structure supply chain dedicated to food service
2. Expand segmented service model
3. Structure the ideal portfolio with value added mix
4. Develop loyalty among strategic clients via branding, consultancy and relationships
5. Intelligence as key base of the business

FOOD SERVICE
Global Accounts

Operate locally in strategic markets



Capture opportunities in global accounts

INTERNATIONAL MARKETS



INTERNATIONAL MARKETS

Expand operations by acquisitions and greenfield involving processing, distribution and local brands

Consolidate current businesses capturing retail and food service clients



Raw material produced in Brazil due to competitive production costs

Develop products to match the specific demands and cultures of each market

Each region has a tailor-made strategy

Reduce volatility of export margins

EUROPE / EURASIA


27%

Plusfood – doubling capacity for processed products



Improvement in the Product Mix
- *Grow in share of processed products*
- *Increase customization of Added Value products*



Improvement in the Client Portfolio
- *Penetration into new segments/clients*



Improved Footprint
- *Progress in value channels and more profitable products, using Brazilian raw materials*
- *Improve idea-to-market*



Progress in the Distribution Chain
- *Increase direct sales to the clients*

Less margin volatility

EUROPE






PERDIX
WE LOVE TO COOK FOR YOU.


GIGA COTOLETTA
XXL


4
Cordon bleu

MIDDLE EAST




32%

Consolidation of the leadership position

Strengthening of brands – processed products

Greater penetration in the retail and food service chains

Local Distribution

Top of Mind

Greenfield Project

- ✓ Investments of about US$ 120 million;
- ✓ Capacity of 80 thousand tons (to be gradually ramped up to full capacity)

MIDDLE EAST




رمضان كريم
Ramadan Kareem
Sadia
متعة
الطعام
الطيّب
The
Joy Of
Good
Food





LATIN AMERICA

Acquisitions in strategic countries

Competitive production base - ARG


10%



Expand production of processed products

Enhanced brands and portfolios

Advance in distribution chain and brands

LATIN AMERICA






Nuevo salame
tradicional
Sadia
Sadia


Jamones Sadia
Compartí todo su sabor.
Sadia
Tu vida, Tu receta.

ARGENTINA

Total Investments – Avex and Dánica – of US$ 150 million: R$ 22 million of net debt (2/3 of the investment made by BRF)

Local production of chickens and processed products

PLANTS	LOCATION	CAPACITY
Poultry Slaughter	Rio Cuarto, Córdoba	150 thous heads/day
Animal Feed	Juárez Celman, Cordoba	40 tons/hour
Hatchery	General Deheza, Córdoba	758.8 thousand eggs/ week
Nursery Farms for Fattening	Rio Cuarto, Córdoba	164 thous m^2 proprietary area 155.7 thous m^2 integrated outgrower area

ARGENTINA

PLANTS	LOCATION	CAPACITY
Margarines &Oils	Llavallol	4,000 tons/month
Sauces & Mayonnaises	Villa Mercedes	6,000 tons/month
Pastas & Pastries	Avellaneda	350 tons/month

Dánica



Dánica



Dánica
Mayonesa



OLIVIO
MAYONESA



DanMix

DÁNICA
Logistics and Markets

BRF




Salta
Tucuman
Resistencia
Posadas
Rafaela
Paraná
Córdoba
Concordia
Rio Cuarto
Rosario
Pergamino
Mendoza
Junin
La Plata
Madariaga
Tandil
Cipolletti
Mar del Plata
Bariloche
Bahia Blanca
Comodoro Rivadavia
Rio Gallegos

• 23 DCs

By Product Category


Bakery Products 6%
Edible Oil 6%
Industrial Margarine 25%
Pastas 7%
Yeast 10%
Mayonnaises & Sauces 27%
Consumer Margarine 19%

Market Share

	Brand Position	Market Share
Margarines	1st	62%
Mayonnaises	3rd	6%
Pastas	5th	5.4%

FAR EAST
JAPAN

Value- added products for the transformation industry

Repositioning of the Sadia brand with premium products

Long-term relationship




22%

FAR EAST
CHINA

BRF

Joint Venture DCH and BRF

50% BRF and 50% DCH

Joint Venture for distribution and processing

Sadia branded processed products

Focus on retail and Food Service


22%

FAR EAST
JV – China – DCH


DCH FOODS

DCH supplies and distributes frozen and refrigerated meats, seafood, cooking oils, sugar, rice, beverages and cosmetics for retailers, wholesalers, food manufacturers and restaurants

- **Food Processing**
  - Polyfood Yuen (food processing center)
- **Food Distribution**
  - Commodities
  - Fast Moving (Consumer Goods)
- **Food for Retailing (proprietary stores)**
  - DCH Food Mart
  - DCH Food Mart Deluxe




DCH FOODS







AFRICA


8%

Strengthen the Perdix and Sadia brands

Exports – Distribution
New commercial office

Distribution: South Africa, Angola, Morocco, Ghana e Mozambique



Opening of new markets – 20 countries with 500 million people

03 Merger Process and Synergies



MERGER PROCESS

BRF

Announcement of the Merger	05/19/09	
SBDC Process (Brazilian Anti-Trust System)	07/07/09 Signature of the APRO	07/13/11 CADE Approval
Follow on	07/27/09	
Integration Project	Oct/09	Mar/10

SYNERGIES

Grains and Procurement	Implementation of the best practices of each Company; Global Sourcing and Strategic Sourcing
Manufacturing	Productivity and profitability indicators, standardization of processes
Agribusiness	Replication of the best agribusiness processes: feed conversion, mortality, development, among others
Logistics	Occupation in transportation, standardization of DCs operations, maximization of transportation modals, drop size etc

SYNERGIES

- 3Q gross synergies of R$ 205 million
  - Direct and indirect expenses of R$ 45 million

- Gross estimated synergies for 2011 of R$ 700 million
  - Direct and indirect expenses of R$ 140 million

- BRF's target is to capture about R$ 1 billion of net synergies* annually between fiscal years 2012 and 2013

- Total investments of around R$ 700 million between 2011 and 2013

Net synergies: impact on EBIT
Forecasted synergies in accordance with the concluded mapping.
The realization of synergies depend on the success of the process execution.

04

3Q11 Results



HIGHLIGHTS

- Growth of more than **10%** in net sales
- Good **operating** margin in spite of the grains and FX scenario
- Capture of **synergies**
- Record **EPS**: 180% growth
- Acquisitions in **Latin America**

NET SALES
CONTINUOUS GROWTH

R$ million



19.3%
Δ 973
13.8%
Δ 762
10.4%
Δ 590
14.3%
Δ 2,326
5,047
6,020
5,532
6,294
5,702
6,292
16,281
18,607
59% DM
41% EM
60% DM
40% EM
57% DM
43% EM
59% DM
41% EM
59% DM
41% EM
61% DM
39% EM
58% DM
42% EM
60% DM
40% EM
1Q
2Q
3Q
9M
2010
2011

3Q11 RESULTS

R$ million

GROSS PROFIT



24.8%
25.5%
1,415
13.5%
1,606
3Q10
3Q11
Gross Profit
Gross Margin

EBITDA



10.8%
11.5%
617
17.0%
723
3Q10
3Q11
EBITDA
EBITDA Margin

EBIT



6.4%
7.2%
362
25.6%
455
3Q10
3Q11
EBIT
EBIT Margin

NET INCOME



3.7%
5.8%
211
72.7%
365
3Q10
3Q11
Net Income
Net Margin

EBITDA

R$ million



10.8%
15.0%
13.6%
12.5%
11.5%
617
959
816
786
723
3Q10
4Q10
1Q11
2Q11
3Q11
EBITDA
EBITDA Margin

3Q11 EBIT (Breakdown by markets)

R$ million

DOMESTIC MARKET



7.7%
8.2%
258
314
3Q10
3Q11

EXPORT MARKET



4.4%
5.7%
104
141
3Q10
3Q11

TOTAL



6.4%
7.2%
362
455
3Q10
3Q11

EARNINGS PER SHARE

R$/share



180%
1.43
0.92
0.51
9M10
0.26
0.28
2008
2009
2010
9M11

LEVERAGE PROFILE
R$ million



1.9
1.4
1.3
1.1
1.5
3,807
3,634
3,814
3,504
4,864
3Q10
4Q10
1Q11
2Q11
3Q11
Net Debt
Net Debt/EBITDA

EARNINGS AFTER MERGER



350
300
250
200
150
100
50
266
129
124
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
BRF
Dow Jones Industrial Index
S&P Food Products Index



The BEST
COMPANIES for
SHAREHOLDERS
2011 CAPITAL ABERTO

Source: Bloomberg

MARKET CAP (US$ billion)

09/30/2011


Average value = USD 57 bi
BRF = 26% of the average value of the 6 largest food companies
182.8
59.3
39.6
24.8
19.3
16.2
15.1
10.0
7.2
6.6
6.0
3.2
1.1
1.6

12/31/2008


Average value = USD 47.1 bi
Perdigão + Sadia = 13% of the average value of the 6 largest food companies
140
58
30
23
17
14.6
11.3
6.3
4.7
4.6
3.9
3.8
3.6
2.4
1.2
0.9